UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2026

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

6 Ofra Haza Street ● Or Yehuda ● ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On March 30, 2026, AudioCodes Ltd. (the “Registrant”) issued a press release announcing that the Registrant has filed its Annual Report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ NIRAN BARUCH
Niran Baruch
Vice President Finance and
Chief Financial Officer

Dated: March 30, 2026

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated March 30, 2026, announcing the filing of Form 20-F for the fiscal year ended December 31, 2025.

3